      Exhibit 21.01

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation
Union Bank & Trust	Virginia
Union Investment Services, Inc.	Virginia
Union Mortgage Group, Inc.	Virginia
Union Insurance Group, LLC	Virginia
Carmel Church Properties, LLC	Virginia
UB Properties, LLC	Virginia
Manquin Properties, LLC	Virginia
Union Service Corporation	Virginia
Union Bank Community Development Corporation	Virginia
Union Bankshares Corporation Statutory Trust I	Connecticut
Union Bankshares Corporation Statutory Trust II	Delaware
VFG Limited Liability Trust (assumed January 1, 2014)	Connecticut
FNB (VA) Statutory Trust II (assumed January 1, 2014)	Connecticut